Exhibit Index Begins on Page 20


02044254

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


RECD S.E.C.
JUN 27 2002
1086

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

For the transition period from ________________ to ________________

Commission file number 1-1070

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation
501 Merritt 7
Norwalk, Connecticut 06851

Arch Chemicals, Inc.
501 Merritt 7
Norwalk, Connecticut 06851

Page 2

REQUIRED INFORMATION

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2001 and December 31, 2000

(With Independent Auditors' Report Thereon)



Page 3

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)



Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report

Pension and CEOP Administration Committee
of Olin Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 21, 2002



OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Assets:		
Investments	$ 416,180,189	571,775,231
Employer contribution receivable	296,649	1,926,445
Employee contribution receivable	37,754	—
Interest and dividend receivable	—	305,419
Securities sold and not yet settled	47,504	86,006
Total assets	416,562,096	574,093,101
Liabilities:		
Accounts payable	—	14,236
Total liabilities	—	14,236
Net assets available for plan benefits	$ 416,562,096	574,078,865

See accompanying notes to financial statements.

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Investment income/(loss):		
Dividends	$ 13,786,027	28,876,929
Interest	395,871	351,469
Net depreciation in fair value of investments	(50,089,152)	(9,027,449)
Total investment income/(loss)	(35,907,254)	20,200,949
Interest on loans receivable	698,278	1,024,260
Contributions:		
Employee	14,916,508	21,341,065
Employer:		
Olin Corporation	6,179,840	7,916,030
Arch Chemicals, Inc.	349,876	2,528,343
Total contributions	21,446,224	31,785,438
Administrative expense	462,521	1,108,434
Withdrawals in cash and stock	41,062,254	71,708,827
Net transfers out/(in)	102,229,242	—
Net decrease	(157,516,769)	(19,806,614)
Net assets available at beginning of year	574,078,865	593,885,479
Net assets available at end of year	$ 416,562,096	574,078,865

See accompanying notes to financial statements.

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Notes to Financial Statements

December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in net assets available for plan benefits at fair value.

The Olin Corporation (Olin) Contributing Employees Ownership Plan (the Plan or CEOP) operates as an employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). As described more fully in note 2, the Plan held assets for employees of Olin Corporation and two additional companies that had been subsidiaries of Olin Corporation.

For 2000 and for the two months ended February 28, 2001, the Plan was a multiple employer plan covering employees of Olin and its affiliated companies, and employees of Arch Chemicals, Inc. (Arch) and its affiliated companies (collectively the Employers). The Plan was administered as a single plan. Effective March 1, 2002, Arch ceased to be a Participating Employer in the Plan and the Plan ceased to be a multiple employer plan.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. When available, quoted market prices are used to value investments. Where independent prices are not available, investments are valued by the issuing investment advisor or broker.

Purchases and sales of securities are recorded on a trade-date basis. All income is determined on a full accrual basis. Bond interest accrues daily and dividends are recorded on the ex-dividend date.

(d) Payment of Withdrawals

Withdrawals are recorded when paid.

(e) Trust Fund Management

State Street Bank and Trust Company was the Trustee of the Plan through February 28, 2001. As of March 1, 2001, JPMorgan Chase Bank is the Trustee of the Plan. Under the terms of the Trust Agreement between the Trustee and Olin, the Trustee is responsible for the safekeeping of Plan assets in the trust funds and the maintenance of records relating to receipts and disbursements from the trust funds. The Trustee invests funds in compliance with the terms of the Plan and makes payments from the trust funds as directed by participants and Olin.

(Continued)

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Notes to Financial Statements

December 31, 2001 and 2000

Under JPMorgan Chase Bank, trustee fees, investment management fees, commissions and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected Participant's account. The account of each Participant applying for a Plan loan is charged an application fee ($50 per loan). No commissions are charged on purchases of Company Stock directly from a Participating Employer or from Accounts in the Plan.

Under State Street Bank and Trust Company, each participant was charged a quarterly administrative fee of $16.50, in addition to any investment manager fees, commissions, or other charges that each investment fund may otherwise incur.

(f) Recordkeeper

Hewitt Associates was the recordkeeper of the Plan through February 28, 2001. Beginning March 1, 2001, JPMorgan American Century Retirement Plan Services is the Recordkeeper for the Plan.

(g) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

The Plan adopted SFAS No. 133 on January 1, 2001. The impact of SFAS No. 133 on the Plan financial statements is immaterial.

(h) Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

(2) Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan consisting of several separate investment funds as described below.

(Continued)

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Notes to Financial Statements

December 31, 2001 and 2000

(b) ***Contributions***

American Funds EuroPacific*
Barclays Global Investors Equity Index Fund
Olin Common Stock Fund**
Wachovia Money Market Fund*
American Century Premium Money Market
Gabelli Westwood Equity Fund
MSIF Trust Mid Cap Value Fund
American Century International Growth Fund
Arch Common Stock Fund**
Columbia Large Capital Equity Fund*
Wachovia Fixed Income Fund*
Wells Fargo Small Company Growth Fund*
PIMCO Total Return Fund
Putnam Growth Opportunities Fund
Managers Special Equity Fund
Brokerage Investment

*Available in 2000 and for the 2 months ended February 28, 2001.

**Parties-in-interest/non-participant-directed.

The maximum allowable pre-tax and after-tax contribution for employees is 15% and 18% of eligible pay, respectively. Under the Internal Revenue Service Code regulating the average percentage deferred under the Plan, the maximum allowable pre-tax contribution for employees during 2001 was 15% of base pay up to the ceiling of $10,500.

The Employer matching contribution percentage is determined by the Board of Directors of the Employer and may amount to 100% of the participant's contribution, however is limited to 6% of eligible pay.

The Employer contribution rate is currently 100% on the first $25 each month and 50% on the balance up to 6% of eligible pay. For certain bargaining hourly participants, the Employer contribution rate is 50% up to 6% of eligible pay.

Olin matching contributions are invested in the Olin Common Stock Fund. Arch matching contributions were invested in the Arch Common Stock Fund.

The performance matching contribution for Olin is based on a formula related to its Economic Value Added (EVA). Each $10 million of EVA, limited to a maximum of $200 million, will result in Olin's Plan participants being entitled to an additional matching contribution equal to 5% of their eligible contributions. Olin had no performance match for the year ended December 31, 2001. A performance match contribution was credited to participants' accounts in the amount of $1,691,795 for the year ended December 31, 2000.

Arch's performance match is based on Arch's actual earnings per share (EPS) as a percent of the target EPS. Arch had no performance match for the years ended December 31, 2001 and 2000.

(c) ***Olin Common Stock Fund***

The number of units in the Olin Common Stock Fund to be credited to a participant's account is determined by dividing the participant's contribution plus the amount of employer matching contributions attributable to such contribution for the preceding pay cycle by the unit value of a unit

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

as of the close of business on the date on which the contributions were credited. Additional units are credited to a participant's account to reflect payment of dividends on the common shares credited to that account based on the value of a unit as of the day the dividend is credited. Only Olin participants may contribute to the Olin Common Stock Fund.

Employees may transfer any or all of the value of the investments purchased with their own contributions, including Olin Common Stock, to any one or combination of investments available in the Plan. Such transfers may be made without limitation, at any time and as often as employees choose. The Olin common stock purchased with our contributions may not be transferred until employees terminate employment with the Company. However, employees who are age 50 or older may withdraw any or all of the value of the Olin common stock purchased with our contributions without the usual suspension of contribution penalty. Provided the amount of the withdrawal is rolled over to an Individual Retirement Account, tax payments would be deferred until the employee takes a distribution from the Individual Retirement Account.

(d) Arch Common Stock Fund

As of February 8, 1999, the specialty chemical businesses of Olin were spun off into a new publicly traded company known as Arch Chemicals, Inc. In order to effect the spin-off, a stock dividend was issued to Olin shareholders, including the Plan, in an amount equal to one share of Arch common stock for each two shares of Olin common stock then outstanding. These shares were deposited in the unitized Arch Common Stock Fund in the Plan.

As of the spin-off, each Plan participant having an account balance containing Olin common stock was credited with an opening account balance in the Arch Common Stock Fund. The amount credited to each participant's initial Arch Common Stock Fund account balance was calculated by (i) dividing the value of such participant's Olin Common Stock Fund account by the total value of all participants' accounts in the Olin Common stock Fund, and then (ii) multiplying the percentage determined under (i), above, by the value of the Arch common stock the Plan trustee received as a stock dividend.

Dividends paid to participants can only be invested in the stock fund of the participant's respective employer.

The number of units in the Arch Common Stock Fund to be credited to a participant's account is determined by dividing the participant's contribution plus the amount of employer matching contributions attributable to such contribution for the preceding pay cycle by the unit value of a unit as of the close of business on the date on which the contributions were credited. Additional units are credited to a participant's account to reflect payment of dividends on the common shares credited to that account based on the value of a unit as of the day the dividend is credited. Only Arch participants may contribute to the Arch Common Stock Fund.

Effective as of March 1, 2001 (effective date of Arch CEOP spin-off), Olin participants may transfer their entire Arch Common Stock Fund balances to any other investment permitted under the Plan. Refer to footnote (4) for additional information regarding the Arch CEOP.

(Continued)

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(e) Primex Stock Fund

As of December 31, 1996, the Ordnance and Aerospace divisions of Olin were spun off into a new publicly traded company known as Primex Technologies, Inc. (Primex). In order to effect the spin-off, a stock dividend was issued to Olin shareholders, including the Plan trustee, in an amount equal to one share of Primex common stock for each ten shares of Olin common stock then outstanding. These shares were deposited in the unitized Primex Common Stock Fund in the Plan.

As of the spin-off, each Plan participant having an account balance containing Olin common stock was credited with an opening account balance in the Primex Common Stock Fund. The amount credited to each Participant's initial Primex Common Stock Fund account balance was calculated by (i) dividing the value of such Participant's Olin Common Stock Fund account by the total value of all participants' accounts in the Olin Common Stock Fund, and then (ii) multiplying the percentage determined under (i), above, by the value of the Primex Common Stock the Plan trustee received as a stock dividend.

Participants with a Primex Common Stock Fund account balance in the Plan could not add to that balance, or transfer other account balances to their Primex Common Stock Fund account. Dividends issued on the Primex common stock were automatically reinvested in units of the Olin Common Stock Fund or Arch Common Stock Fund, respectively.

Effective as of January 25, 2001, Primex merged with a subsidiary of General Dynamics, which acquired Primex shares for a cash purchase price of $32.10 per share. The proceeds received for Primex shares were credited to the Plan's money market fund, and each Participant with a Primex Common Stock Fund Account was credited with units in the money market fund equivalent in value to their Primex Common Stock Fund Account based on the cash purchase price of $32.10 per share.

(f) Vesting and Benefit Provision

All participants become 100% vested in the Employers contribution upon the completion of five years of service in the Plan or as a result of death, disability or retirement. The Company contribution account of each participant, shall be vested in accordance with the following schedule:

Years of plan service	Percentage vested
2	25%
3	50%
4	75%
5 or more	100%

On termination of service for any reason, a participant may elect to receive his or her entire vested balance, in either a lump-sum amount, or in annual installments up to fifteen years, or if the participants' life expectancy exceeds fifteen years, the life expectancy of the participant.

All distributions from other than the Common Stock Funds shall be paid in cash, however, at the election of the distributee, may be paid in Common Stock with any fractional interest in share of

(Continued)

Common Stock paid in cash. All distributions from the Common Stock Funds shall be paid in Common Stock, except that any fractional interest in a share Common Stock shall be paid in cash.

(g) Transfers Between Funds

Participants can transfer balances between funds offered by the Plan. The transfer provision with respect to the Olin and Arch Common Stock Funds allows active participants to transfer their investments in these funds purchased with their own employee contributions. Company matching contributions invested in a common stock fund may not be transferred to other investments at the direction of the participant, while such participant is actively employed by the company. Effective March 1, 2001 however, Olin participants may transfer their entire Arch Common Stock Fund balances including amounts attributable to Company Matching Allocations, to any other investment permitted under the Plan.

(h) Loan Provision

All employees who are participants in the Plan are eligible to borrow from the Plan. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1) Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2) one-half (1/2) of the Eligible Borrower's vested Account Balance as of the valuation date coincident with or immediately preceding the date of the loan.

Under the Plan, employees may have up to a maximum of five outstanding loans at any time. The loans are funded from the participants' accounts, reducing the account balance by the loan amount and have been reflected as transfers between funds in the financial statements. The interest rate on these loans is the prime rate. The rates ranged from 4.75% to 9.5% in 2001.

(i) Plan Termination

Although it has not expresses any intent to do so, the Employer has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(3) Arch Chemicals Spin-Off

On February 8, 1999, Olin completed the spin-off of its specialty chemical businesses as Arch. Under the terms of the spin-off, Olin distributed to its holders of common stock as of the close of business on February 1, 1999 one Arch common share for every two shares of Olin common stock.

(Continued)

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(4) Transfers Out of/to the Plan

On January 22, 2001, Arch adopted a stand alone plan called the Arch Chemicals, Inc. Contributing Employee Ownership Plan (Arch CEOP) and effective March 1, 2001 no longer participated in the CEOP.

Effective on March 1, 2001, the accounts of all Arch Participants were transferred to the Arch Chemicals, Inc. Contributing Employee Ownership Plan. As a result, $121,819,016 was recorded as a transfer out to the Plan.

Effective as of September 1, 2001, Monarch Brass & Copper Corporation and its affiliates (Monarch), a recently acquired wholly owned subsidiary of Olin Corporation, became a Participating Employer in the Plan and its stocks bonus plans were merged into this Plan. As a result, $19,589,774 was recorded as a transfer in to the Plan.

(5) Forfeitures of Employers Contributions

Forfeitures of Employers contributions, equivalent to the market value of forfeited shares plus dividends not reinvested, were used to reduce current Employers cash contributions by $344,743 and $222,499 for the Plan years ended December 31, 2001 and 2000, respectively.

(6) Investments

The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 2001 and 2000 are as follows:

Description of investment		December 31	
		2001	2000
American Century Premium Money Market*	$	69,990,226	—
Barclays Global Investors Equity Index Fund		62,711,237	89,624,631
PIMCO Total Return Fund		51,072,940	—
Wachovia Money Market		—	54,520,248
Wachovia Fixed Income		—	49,564,344
Olin Corporation Common Stock*		119,602,765	184,930,352
Arch Chemicals Common Stock*		43,065,709	64,127,271
Columbia Large Capital Equity		—	44,426,825

* Denotes party-in-interest to the Plan.

(Continued)

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(7) Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets for investment options which include nonparticipant-directed investments are as follows:

	December 31	
	2001	2000
Net assets:		
Olin Corporation Common Stock Fund	$ 119,602,765	184,930,352
Arch Chemicals Common Stock Fund	43,065,709	64,127,271
	$ 162,668,474	249,057,623

Olin Common Stock Fund Net Assets at December 31, 2000	$ 184,930,352
Changes in net assets to the Olin Common Stock Fund:	
Contributions	11,051,903
Dividends and other income	5,897,442
Net depreciation	(44,526,190)
Benefits paid to participants	(10,370,385)
Administrative expense	(229,978)
Transfers to participants – directed investments	(4,757,031)
Net transfers out to other plans	(22,393,348)
Net decrease	(65,327,587)
Olin Common Stock Fund Net Assets at December 31, 2001	$ 119,602,765
Arch Common Stock Fund Net Assets at December 31, 2000	$ 64,127,271
Changes in net assets to the Arch Common Stock Fund:	
Contributions	633,649
Dividends and other income	1,882,259
Net appreciation	16,322,822
Benefits paid to participants	(3,877,551)
Administrative expense	(16,111)
Transfers to participants – directed investments	(8,294,535)
Net transfers out to other plans	(27,712,095)
Net decrease	(21,061,562)
Arch Common Stock Fund Net Assets at December 31, 2001	$ 43,065,709

(Continued)

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(8) Federal Income Taxes

Olin obtained a determination letter dated March 5, 1996 from the District Director of Internal Revenue that the Plan is a qualified plan and the Trust thereunder is exempt from Federal income taxes under the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore no provision for income taxes has been included in the Plan's financial statements. Counsel for Olin advised that an employee will not be subject to Federal income taxes on the contributions of the Employers, or on dividends, interest or profit from sales of securities received by the Trustee and credited to an employee's account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, par or maturity value	Cost	Current value
*	Participant Loans	Interest Ranging from 4.75%-9.5%	—	9,314,235
*	American Century	Premium Money Market	70,037,731	69,990,226
	Barclays	Global Investors Equity Index Fund	66,797,407	62,711,237
	PIMCO	Total Return Fund	51,617,671	51,072,940
*	American Century	International Growth Fund	15,311,644	12,621,862
	Managers	Special Equity Fund	18,128,102	16,457,550
	Putnam	Growth Opportunities Fund	12,015,090	10,314,604
	MSIF Trust	Mid Cap Value Fund	10,656,077	10,711,172
	Gabelli	Westwood Equity Fund	9,443,815	8,830,157
*	Olin Corporation	Olin Corporation Common Stock, Par Value $1.00	126,653,365	119,602,765
*	Arch Chemicals, Inc.	Arch Chemicals, Inc. Common Stock, Par Value $1.00	37,878,306	43,065,709
*	American Century	Self-Directed Brokerage Investment	1,539,780	1,487,732
			420,078,988	416,180,189

* Party-in-interest to the Plan.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Schedule of Reportable Transactions

Year ended December 31, 2001

Identity of party involved	Description of asset	Purchase price	Selling price	Lease price	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
Series of Transactions								
* Arch Chemicals, Inc.	Arch Chemicals, Inc. Common Stock Par Value $1.00	22,430	—	—	—	22,430	22,430	—
		—	72,073,122	—	—	64,154,701	72,073,122	7,918,421
* Olin Corporation	Olin Corporation Common Stock Par Value $1.00	12,020,929	—	—	—	12,020,929	12,020,929	—
		—	198,704,624	—	—	210,309,686	198,704,622	(11,605,064)

* Party-in-Interest to the Plan

Page 17

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2002

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

By: Members of the Pension and
CEOP Administrative Committee



P.C. Kosche



S.E. Doughty



L.S. LaFortune

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Auditors

EXHIBIT 23.1

Consent of Independent Auditors

The Board of Directors
Olin Corporation:

We consent to incorporation by reference in the registration statement Nos. 333-17629, 33-52681, 333-54308 and 333-56690 on Form S-8 of Olin Corporation of our report dated June 21, 2002 relating to the statements of net assets available for plan benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2001 and December 31, 2000 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001 and 2000 and related schedules, which report appears in the December 31, 2001 annual report on Form 11-K of the Olin Corporation Contributing Employee Ownership Plan.

KPMG LLP

Stamford, Connecticut
June 26, 2002